FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
September 16, 2009.
ITEM 3:	News Releases
A news release was issued on September 16, 2009 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.
ITEM 4:	Summary of Material Change

Crosshair announced that it has completed its 75% earn-in of The Bootheel Project, LLC from Ur-Energy Inc. (NYSE Amex: URG and TSX: URE).  Crosshair also announced that it has initiated regulatory liaison with the US Nuclear Regulatory Commission (“NRC”) for its Bootheel Property and has engaged AATA International, Inc. to carry out this regulatory and permitting program.

ITEM 5:	Full Description of Material Change

Crosshair announced that it has completed the 75% earn-in of The Bootheel Project, LLC from Ur-Energy Inc. (NYSE Amex: URG and TSX: URE).  The Bootheel Property, together with the Buck Point Property, cover 8,524 acres of gross mineral lands within the Shirley Basin in southern Wyoming and make up The Bootheel Project, LLC.

Crosshair has also initiated regulatory liaison with the US Nuclear Regulatory Commission (“NRC”) for its Bootheel Property.  Crosshair has engaged AATA International, Inc. to carry out this regulatory and permitting program, which will include the acquisition of an NRC Docket Number and a Technical Assignment Control number.

The initial independent National Instrument (NI) 43-101 Mineral Resource estimate on the Bootheel Property includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.  For further details about the uranium resource, please refer to the August 13, 2009 News Release.

Uranium mineralization occurs within several different sandstone beds at the Bootheel Property.  The majority of the resources are hosted by the Sundance Formation, which has demonstrated in the 2008 laboratory testing to have the potential to be recovered using in-situ recovery (ISR) techniques (please refer to News Release dated February 5, 2009).

ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods.  There are several ISR projects in Wyoming with resources less than two million pounds which are currently in the permitting process to be operated as satellite operations.  These operations have lower capital and potentially lower operating costs.  No feasibility studies have been completed on these projects and there is no certainty the proposed operations will be economically viable.

Crosshair’s exploration work on the Bootheel project is supervised by Stewart Wallis, P.Geo., President of Crosshair and a Qualified Person as defined by NI 43-101.  Mr. Wallis has reviewed the technical information contained in this news release.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
None.
ITEM 8:	Executive Officer
Sheila Paine
Corporate Secretary
(604) 681-8030.
ITEM 9:	Date of Report
September 24, 2009.